Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

Date: September 26, 2016

CBOE/Bats Investor Call Final Transcript

PREPARED REMARKS

Operator

Good morning ladies and gentlemen and welcome to the CBOE Holdings acquisition of Bats conference call and webcast. All participants will be in listen-only mode. (Operator Instructions). After today’s presentation there will be an opportunity to ask questions for both analysts and media. (Operator Instructions). Please also note today’s event is being recorded.

I would now like to turn the conference over to Debbie Koopman, Investor Relations. Please go ahead, ma’am.

Debbie Koopman  - CBOE Holdings Inc. - VP of IR

Thank you. Good morning and thank you for taking the time to join our call this morning to discuss CBOE’s acquisition of Bats. Presenting today are Ed Tilly, Chief Executive Officer of CBOE; Alan Dean, Chief Financial Officer of CBOE, and Chris Concannon, Chief Executive Office of Bats. Also available for questions today are Ed Provost, our President and Chief Operating Officer, and John Deters, Chief Strategy Officer of CBOE.

As a reminder, this call is being recorded and a press release and slide presentation regarding today’s news are available on the Investor Relations section of each company’s website.

As a preliminary note, you should be aware that this presentation contains forward-looking statements regarding intentions, beliefs, and expectations or predictions for the future of CBOE Holdings and Bats Global Markets, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing optimization of the combined businesses, expected pro forma revenue, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing.

Forward-looking statements represent our current judgment on what the future may hold and while we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain assumptions, risks and uncertainties. Actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Please refer the CBOE’s and Bat’s filings with the SEC for a full discussion of the factors that may affect any forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements whether as a result if new information, future events or otherwise after this conference call.

With that, I will now turn the call over to Ed.

Ed Tilly  - CBOE Holdings Inc. - CEO

Thanks, Debbie, and good morning. We appreciate you joining us on short notice today to discuss our acquisition of Bats Global Markets, which we believe will strengthen CBOE Holdings’ global position in innovative tradable products and services while achieving meaningful cost and operational efficiencies.

I will begin today by discussing the strategic rationale for the transaction and how we believe it will strengthen and accelerate our strategy to grow our business. I will cover the key terms and then take you through how we believe the transaction will complement our product offerings, enhance our business mix, and allow us to capitalize on major industry trends.

Then Chris Concannon will provide an overview of why Bats is excited to partner with CBOE Holdings. Alan Dean will finish with a more detailed look at the synergy opportunities and financial details.

Slide four shows the compelling strategic rationale behind the transaction bringing together Bats Global Equities trading, global EPT trading and listing venues and global FX platform with CBOE’s wide array of index services, index options and multi-asset volatility products will result in a more diversified product offering.

We believe CBOE’s growth prospects are strong. We think this transaction provides an opportunity to further expand the growth of our products through Bats’ great geographic reach. We believe it will also create the opportunity to expand and further grow Bats’ trading current lines through CBOE’s product development expertise and deep customer engagement and educational resources.

In addition to expanding CBOE’s product line, the acquisition will broaden our customer reach with Bats’ European presence and increase our non-transactional revenue stream with Bats’ market data services while enabling us to streamline the combined company’s technology going forward.

We plan to utilize Bats’ state of the art proprietary trading to accommodate CBOE’s products, thus in time providing trading in US and European cash equities, global ETPs, options, futures, volatility and FX products on a single proven platform.

Once we move to a single technology platform, customers have the ability to trade across six cash equities markets and four options markets, each with different market models. The result will be a combined company with enhanced financial strength and increased flexibility for strategic growth initiatives and opportunities which we believe will allow us to deliver greater value for CBOE stockholders.

Turning to slide five, I know that some of those on the call today might not be as familiar as others about the way we have talked about our strategy to create long-term value for stockholders. So let me tie it together.

We have said for some time that our mission is to provide innovative products that facilitate and enhance trading in a global market place and that the way we do that is to develop unique products, expand our customer base and form strategic partnerships that complement our core business. The combination with Bats should accelerate our momentum on each of these fronts. We are particularly excited about the many possibilities for developing new trading opportunities and efficiencies that we expect will result from combining CBOE’s and Bats’ product lines.

Further, we believe the breadth of the combined company’s products and markets will strengthen our position as a leading partner to execute on innovative trading and investing ideas.

The addition of Bats should also fast-track our ability to reach new customers through geographic expansion and valuable market data opportunities.

Turning to slide six, which shows an overview of the transaction details. You can see from the slide, the deal is structured as a cash and stock transaction which we believe provides Bats’ stockholders with the ability to participate in the upside of the combined company as we work to realize the significant benefits of the transaction.

Bats’ stockholders will receive 0.3201 of a share of CBOE and $10 per share in cash valued at $32.50 per Bats’ share or a total equity value of approximately $3.2 billion based on CBOE’s closing price of $70.30 per share on September 23, 2016, a 22.5% premium to Bats’ share price on September 22, prior to media reports regarding the potential transaction.

The pro forma company is expected to be 72% owned by existing CBOE stockholders and 28% by Bats stockholders. We will fund the cash portion of the consideration and the refinancing of Bats’ debt through available cash and new borrowings of $1.65 billion for which commitment letters have been obtained. As a result, we have decided to suspend our current share repurchase program in order to focus on deleveraging. We intend to maintain our dividend policy and we will plan to regularly review our capital allocation strategy to ensure we are utilizing our capital position to deliver maximum long-term value to our stockholders.

Following the close of the transaction, I will serve as CEO of the combined company. Chris Concannon will become President and COO succeeding Edward Provost, CBOE’S current President and COO, who plans to retire at that time. Chris Isaacson, Bats CIO, will succeed Jerry O’Connell who also plans to retire as CEO of CBOE. Alan Dean will remain CFO of the combined company.

We are excited to add world-class leaders from Bats who share our culture of innovation and are committed to realizing the full benefits of this transaction to CBOE’s executive team.

Additionally, three members of the Bats Board of Directors will be added to CBOE’s current Board of Directors for a combined board of 14. Three CBOE Directors will be stepping down from CBOE’s Board at the close of the transaction. The combined company’s corporate headquarters will be located in Chicago. We intend to maintain Bats’ technology operations in Kansas City and to combine Bats’ and CBOE’s New York offices as well as CBOE’s London office with Bats European headquarters in London.

We expect the transaction to close in the first half of 2017 but until then, there is still work to be done including receipt of regulatory clearances and approvals and stockholder votes. This transaction will also require a thoughtful integration planning process to bring these two great companies together. Both the CBOE and Bats teams are confident in our ability to facilitate a successful transition.

Slide seven shows in more detail the complementary nature of this transaction and the full suite of products and services that the combined company will offer customers. Bats operates in US equities trading, European equities trading and trade reporting and global foreign exchange, none of which CBOE currently offers. CBOE operates in futures and proprietary options products, neither of which Bats currently offers.

Within options trading, our companies differ substantially. Bats’ principal options exchange uses a maker-taker pricing model with a price time matching algorithm. CBOE’s principal exchange uses a traditional pricing model with a pro rata allocation algorithm. The combined company will continue to operate all four options exchanges using the existing market models.

This slide also breaks down in more detail the combined company’s profile in terms of its global footprint. As operator of the largest Pan-European stock market, the largest European trade reporting facility and a global FX business, Bats should significantly accelerate our expansion into Europe building upon the opening of our London office to further our engagement with European-based clients and potential new customers as well as strategic partners.

Slide eight details CBOE’s business mix once the transaction closes which will be significantly more diverse. If you look at the right side of the slide, you can see the pro forma company by both asset class as well as the transactional versus the non-transactional revenue.

We anticipate the acquisition of Bats will increase CBOE’s non-transactional net revenue from 27% to nearly 40% on a pro forma basis. We also expect the addition of Bats’ market data to allow us as a combined company to expand our global customer reach and create new index services. Bats will also diversify CBOE’s pro forma net revenue mix with its leading Pan-European business.

Now moving to slide nine which outlines how we believe this transaction will enable us to capitalize on major trends in the industry. As we look toward the future, we see several key trends that will define the next era of trading and investing.

First, we believe sophisticated strategies will be packaged into simple and cost-effective listed products particularly ETPs.

Second, we believe those listed products will largely be index-based which will drive demand for indexing services.

Third, we believe trading strategies will be increasingly global macro themed. With this transaction, we believe we are positioning the combined company to take an industry leading role in the growth of these key trends creating new revenue opportunities.

In the medium-term, these opportunities should include meaningful additional ETP listings by joining CBOE’s index provider partners and Bats’ global listing in trading venues. We plan to bring together CBOE’s indexing capabilities and Bats’ product issuer relationships to generate new index services opportunities. We plan to join CBOE’s deep derivatives expertise and Bats’ extensive European and FX footprint to create unique European and FX derivatives products.

In the longer term by executing on these opportunities, we believe we are positioning CBOE as the go-to partner to execute on innovative cutting edge trading and investing ideas.

As our history demonstrates, we understand well how to turn market insight into revolutionary benchmarks and tradable products. Both Bats and CBOE are high-growth innovative companies and we are excited about creating an even stronger more dynamic company through this complementary combination.

Each of our companies has excelled in the exchange space despite competing against some very large and growing exchange holding companies. We believe this deal enables us to achieve synergies and economies of scale that will better enable us to continue to innovate and compete in years to come to the benefit of all of our stakeholders.

Before turning this over to Chris and Alan, I want to think the many team members at Bats and CBOE as well as our respective advisers who helped bring us to this point. I think it is fair to say that the more we learn of one another’s companies and cultures the more energized and excited we became to join forces.

With that, I will turn it over to Chris.

Chris Concannon  - Bats Global Markets Inc. - CEO

Thanks, Ed. I want to reiterate everything Ed said about the strategic merits and benefits of this combination that it has truly been a pleasure working with Ed and the rest of the CBOE Holdings team as we put this transaction together. These are two great organizations and we are delighted to be part of the growth opportunities that this combination will create.

Each company brings complementary unique best-in-class strengths to this transaction and we are pleased to have reached this agreement to combine with CBOE.

We believe CBOE and Bats’ shared passion for innovation will significantly enhance each company’s ability to seize new opportunities in today’s global marketplace. It’s one of the many reasons why I’m excited to stay on after the close and serve as President and COO.

Importantly the structure of the transaction offers our stockholders immediate cash value as well as the opportunity to participate in what we believe is the tremendous upside of this combination. We believe our stockholders will benefit as the combination allows the company to accelerate its strategic growth plan. We also believe the transaction will deliver significant benefits for our customers and enhance long-term stockholder value by greatly expanding the CBOE product line across asset classes, broadening the geographic reach with Bats strong Pan-European equities position, diversifying the business mix with significant non-transactional revenue streams and allowing for trading in all of the combined companies’ markets on a single proven proprietary technology platform.

From both a strategic and financial perspective, I believe this transaction is compelling and I look forward to working with the team at CBOE to bring our companies together to realize the power of this combination and ensure a smooth transition.

Finally, I want to say that I am thankful for the hard work and dedication of our talented employees and I am confident they will continue to make many valuable contributions as part of a larger and stronger organization. We believe achieving this transaction demonstrates the tremendous value our team of employees has built at Bats in just 10 years in operation. We look forward to sharing those benefits with all stakeholders as we move forward with this exciting combination.

With that I would like to turn the call over to Alan to discuss the significant synergy opportunities and pro forma financials. Alan?

Alan Dean  - CBOE Holdings Inc. - CFO

Thank you, Chris. As Ed mentioned and slide 10 demonstrates, we expect significant cost synergies from this transaction which is one of the reasons we are confident this transaction is a win for CBOE stockholders. We expect to achieve annual run rate cost synergies of approximately $65 million within five years and approximately $50 million anticipated to be realized within three years. The breakdown of synergies can be found toward the bottom of the slide for both the three- and five-year targets.

As you can see, the majority of expected synergies are IT related. This includes the substantial expected technology related synergies associated with the migration to a single technology platform which includes modifying Bats’ current trading system to accommodate CBOE’s market models. We expect this number to increase over the three- and five-year periods as we work to fully migrate the technology platforms by the end of 2020.

Non-IT synergies related to optimizing the expense structure of the combined Company of $18 million are expected to be achieved within the first three years.

As you can see on slide 11, the result is a combined company with meaningful scale and financial strength which should enable CBOE to further grow and capitalize on these synergy opportunities.

The combined company will have more than $1 billion in combined net revenue and $660 million in combined EBITDA before synergies. We believe the transaction will be accretive to adjusted EPS immediately following the completion of the transaction. In addition to being accretive in the first year post close, the transaction is also expected to expand our adjusted EBITDA margin with pro forma margins estimated to increase by approximately 300 basis points before synergies.

Further, our expected strong free cash flow generation enhances our ability to continue to deliver returns above our cost of capital. CBOE should be well-positioned to invest in strategic growth initiatives and opportunities and its increased scale will allow us to better compete in an evolving landscape.

Ed mentioned that CBOE has obtained $1.65 billion of new borrowings. On a pro forma basis at the time of close, we expect the combined company to have total leverage of 2.5 trailing 12 month’s combined pro forma adjusted EBITDA. We intend to delever using significant pro forma cash flow to pay down debt. We expect to delever to a ratio estimated to be below 2 times adjusted EBITDA one year post close.

With that I will turn the call back to Ed to wrap up the presentation.

Ed Tilly  - CBOE Holdings Inc. - CEO

Thanks, Alan. Turning to the last slide, I want to reiterate why we see this transaction as an unparalleled opportunity.

In the past many of you have asked about our criteria for executing a significant transaction. I have always said we would look for a company that offered complementary products and services but that also provided margins and growth rates that were similar to CBOE’s; in other words, a company that looks a lot like Bats.

We are confident that this transaction will benefit all of our stakeholders and I’m excited about CBOE’s and Bats’ future as a combined company.

With that, let’s open up the call for questions.

Debbie Koopman  - CBOE Holdings Inc. - VP of IR

Thanks, Ed. Operator, we will now take questions. I just want to remind everybody to limit to one question and they can get back in the queue and if we have time we will allow a follow-up.

QUESTION AND ANSWER

Operator

(Operator Instructions). Rich Repetto, Sandler O’Neill.

Rich Repetto  - Sandler O’Neil & Partners - Analyst

Good morning, Ed. Good morning, Chris and Alan and team. Congratulations first. I guess since it is one question it is in regards to the M&A activity — or the other activity that you might have been involved with leading up to this. For example, I guess the question, Chris, was there any competing bids or was any process to look at Bats any other competing offers for Bats?

And then the same for you, Ed. Has there been any requests and what is the breakup fee if there is a breakup fee?

Ed Tilly  - CBOE Holdings Inc. - CEO

Rich, that is not one question but I like it.

Chris Concannon  - Bats Global Markets Inc. - CEO

Rich, it is Chris. I will start. Obviously we are proud of what Bats has built over the years and only recently went public very successfully and listed on the Bats Exchange. As a public company we considered all opportunities but Bats was not for sale, Bats wasn’t running an auction, Bats fund a strategic relationship that was unparalleled in how we fit together. And our excitement around the opportunity to combine these two companies, it is rare to find two companies that have such complementary business models and complementary products and services. So again, it was a unique transaction and a unique relationship that we could build with CBOE.

Ed Tilly  - CBOE Holdings Inc. - CEO

Rich, from our perspective really the position hasn’t changed on M&A. The one that we actually began answering questions six years ago on our road show and uniquely if you look at it and the Street looks at our growth prospects, we have focusing on growing our core business organically primarily in the VIX and cash settled broad-based index complex. That continues.

Around 18 months ago, we began bolt-on acquisitions that you are very familiar with that would fuel at a higher rate the growth in our proprietary index complex.

And then of course we have always considered looking at M&A strategically.

We have been looking for a company for quite some time that matches the growth profile that we have enjoyed, one that shares a culture of innovation. And the opportunity for Bats came up and we like what we see, love the combined opportunities ahead of us and we will be focusing on both growing the continued growth of our proprietary complex and adding to that a great breadth of products, geographic and asset class diversification.

So this is a great fit but one that has been consistent with what we have been looking for to fuel that growth.

And as for the breakup fee, your second question, Alan will take that one.

Alan Dean  - CBOE Holdings Inc. - CFO

The breakup fee is $110 million both ways plus expenses. John Deters, do I have that right?

John Deters  - CBOE Holdings Inc - Chief Strategy Officer

That is correct. It is a reciprocal break fee.

Ed Tilly  - CBOE Holdings Inc. - CEO

Thank you, Rich.

Operator

Chris Allen, Buckingham.

Chris Allen  - Buckingham Research - Analyst

Good morning, guys. Congratulations. I just wanted to ask — Bats has been a disruptor in this space and CBOE has been one of the disruptees. Just trying to think about how you guys will rationalize the options business going forward? Obviously there is a pretty meaningful disparity in pricing between the two platforms. I’m trying to think about any potential revenue dis-synergies longer-term.

Ed Tilly  - CBOE Holdings Inc. - CEO

That is a great question and we have recognized Bats’ — their ability to run an incredible platform from a technology perspective at a very low cost has given them that disruptive position not just in the options space but in equities as well. What we recognize however when we look specifically in the options market, CBOE is the leader in the traditional market model, that is primarily customers trade for free, they have priority, we don’t charge customers, we charge liquidity our providers to interact with that customer flow and we have competed quite well as the leader in that space.

Bats, as you point out, is the leader in the alternative model of the traditional that CBOE has excelled so that pricing strategy we plan on continuing. So the disruption has really happened in that maker-taker pricing and the capture that is available in a maker-taker pricing model. Not as much in that traditional model that CBOE has excelled so we find it quite complementary actually going forward.

Alan Dean  - CBOE Holdings Inc. - CFO

Chris, this is Alan. I don’t see any dis-synergies actually. I think the Bats’ pricing strategy complements what we do in terms of pricing and I don’t foresee any changes going forward.

Chris Concannon  - Bats Global Markets Inc. - CEO

I will add one thing. If you think about the Bats’ culture of disruption and you think about what drives that, it really starts with a cost-effective state-of-the-art technology platform. We love that about Bats and we look forward to delivering those benefits and those efficiencies to our customers as well.

Chris Allen  - Buckingham Research - Analyst

Thanks, guys. I will get back in the queue.

Operator

Brian Bedell, Deutsche Bank.

Brian Bedell  - Deutsche Bank - Analyst

Good morning, folks. Congrats also. A quick question for Ed and Chris, maybe if you can elaborate on the revenue synergies that you think — you didn’t sort of outline them financially. But maybe if you could talk over the next couple of years. You mentioned market data and new index services I think, Ed. If you can talk about a little bit more specifically about what types of revenue synergies you think you might be able to get with the combined organization? And are you still continuing the efforts on the Bats’ side with launching the options, options exchange and the complex order types next year?

Ed Tilly  - CBOE Holdings Inc. - CEO

So I will let Chris answer the questions on the Bats plan to continue in its operation specifically between our announcement today and close and my assumption would be that will continue but I will let Chris answer that.

As for the opportunity in the prepared remarks. what we really like about this company and I will start with continue to love our growth trajectory in our core business that is volatility and index trading as I have said. I love that as a standalone, like it even more in this combined company and the opportunities ahead of us.

But specifically even in the prepared remarks, we made a very big point that sophisticated strategies continue to be packaged into single cost-effective listed products like ETPs. So this deal having a listing venue placed so nicely into that for us, it is one of the opportunities that Chris and I identified right in the onset.

And then listed products are becoming increasingly index-based and increasingly global macro themed. This combination plays beautifully into our index strengths as a developer of new products and a new listing venue and a global business development focus and of course our ability to lever them. All of that as the educator of strategic uses for our products. So the combination is even more powerful we think than the path that we were already on to be the go-to place for new product development, answering the gaps from our customers’ perspective on their various risk profiles by bringing tradable products and meaningful indexes to the marketplace and even better opportunity with the asset class and geographic diversity offered by this deal.

Chris Concannon  - Bats Global Markets Inc. - CEO

And it is Chris; I will just add when we look at our product rollout in the option space, ironically it aligns perfectly with any type of synergies and buildout that we would need for the CBOE platform. So we plan on moving forward with our targeted rollout. Obviously we will be focusing many hours and many months on the integration and the re-platforming effort but right now the build works perfectly for both our rollout but also any technology integrations that we need to complete.

With regard to the revenue synergy opportunities as Ed mentioned in his remarks, when you look at Europe and our European distribution channel, it is just a wonderful place for the CBOE products whether it is the VIX products or the Index products and distributed throughout Europe using this wonderfully built distribution channel that comes with the largest exchange in Europe.

So the opportunity there is really a product expansion, geographic expansion opportunity.

The last thing I will mention on topline revenue opportunity is something that we learned at Bats is when you do replace technology when you put one of the most efficient technology platforms in a market you tend to get topline benefits from that. So as I think about the CFE market and the CFE market model with a Bats’ engine, that gets me excited about what we can do on topline.

Brian Bedell  - Deutsche Bank - Analyst

Great, thank you.

Operator

Chris Harris, Wells Fargo.

Chris Harris  - Wells Fargo Securities - Analyst

Thanks, guys. A question for CBOE management. You guys really haven’t been very acquisitive over the years at least as it relates to large transactions and putting these two companies together brings a lot of complexity. I imagine it is not an easy thing to accomplish.

Can you talk a little bit about the bench strength you have that could help bring expertise in combining these companies? Thanks.

Ed Tilly  - CBOE Holdings Inc. - CEO

Sure. It is so great to look at that opportunity and of course there are obstacles. One of the strengths and I think key to this announcement as I’m sitting next to Chris, this is exactly what Chris and the team have executed on and mentioning our ability to lean on an incredible technology team in Kansas City who has been through integration as well is really what we will be leaning on.

But I think the first and foremost the most important thing for us is looking at this from a cultural perspective. This is a great fit culturally and while the obstacles of the integration are in front of us, it starts with a team of aligned to execute, both a management team and the entire organizations both of them dedicated already excited. And so that first step of a cultural fit has been met and I think the execution and integration will flow from it.

But I would like Chris to say a few words on the execution that they have had in the past and our ability to rely on that team who has seen this type of integration before.

Chris Concannon  - Bats Global Markets Inc. - CEO

Thanks, Ed. First I want to mention that I think CBOE has been just been taking its time to find the right partner and they found the perfect partner. So it is more of a complement that they have given us taking all this time to find us.

Really on the integration I would disagree. It is not that complex. Obviously the technology build and all of the software work that the team will be doing is complex but the integration of these two companies is much like the integration of many exchanges that we have seen in our space for a number of years.

I have been at the integration of exchanges for 15 years now and this is a perfectly designed one and I’m looking forward to executing through it.

We have done recently integrations at Bats; the Direct integration was probably one of the most perfectly engineered integrations that I have seen in my career in the exchange space. So the experience of Bats, the experience of the management team that will be combined here at CBOE is set up perfectly for a smooth transition.

Operator

Vincent Hung, Autonomous.

Vincent Hung  - Autonomous Research - Analyst

Good morning. So what level of accretion do you expect inclusive of full run rate synergies and what cost of debt are you assuming? Thanks.

Unidentified Company Representative

(technical difficulty) happening in the first year with these synergies involved and the debt as I said is $1.65 billion. That is a fully committed bridge facility from Bank of America and we will replace that facility with (technical difficulty) using a combination of term loan and corporate bonds, CBOE bonds that we will issue. There will be more term loan than bonds and I would expect the rates to be at market for an investment grade company.

Operator

Michael Carrier, BAML.

Michael Carrier  - BofA Merrill Lynch - Analyst

Thanks, guys. Maybe just a question on the accretion. I guess just first, you guys have always when we looked at the products, you always talked about the high barrier products and that is what has been driving your growth and so now it gets a little bit more different meaning in terms of what will drive it going forward.

But when I look at the accretion or the assumptions, and maybe Alan, just wanted to get your thoughts like on the synergies, does this include anything related to Vector, like does that change the outlook there?

The second is just on the debt level like once you get below that 2 times, is that where you expect to be operating? And I just want to basically understand when we would expect maybe to buy back option to be back in there?

And then lastly, just when you look at the pro forma numbers, the pro forma numbers just in terms of the multiple that you are assuming for the deal to be accretive because obviously that will factor in.

Ed Tilly  - CBOE Holdings Inc. - CEO

Okay. Trying to sort through your single question. So let me take Vector. Sure, upon the closing of this transaction, we will cease developing Vector and that and all of the efforts will go towards migrating CBOE’s functionality onto the Bats platform. So sure that was taken into account as we calculated, estimated synergies for the combined Company.

The PE multiple, that is a question. Our PE is higher than Bats but I tend to think that the Bats’ PE is undervalued. I don’t think the market is fully grasping the growth opportunities at Bats and so I am confident that the PE multiple of the combined company will reflect the growth that both CBOE and Bats have shown in the past and expect to show in the future.

Debbie, what other?

Debbie Koopman  - CBOE Holdings Inc. - VP of IR

Leverage ratio.

Ed Tilly  - CBOE Holdings Inc. - CEO

Oh, leverage ratio. So this combined company will generate a significant amount of cash annually going forward and our intention is to delever. Our analysis shows that we can reduce our leverage by about a half a turn of EBITDA in that ratio each year.

Now we don’t expect to stop at 2 times EBITDA after the first year. I expect to continue to bring it down to a lower level leaving permanent debt of corporate bonds on our balance sheet.

How does that affect our stock repurchase plan? We said in the press release I believe or in our remarks that we intend to suspend our stock repurchase plan but that doesn’t mean we are going to stop being opportunistic in what we do. And if there were an opportunity even in the short term that made buying back our stock the right thing to do, we would implement that. And so I would say that we will return to our stock repurchase plan pretty quickly.

Chris Concannon  - Bats Global Markets Inc. - CEO

I will jump quickly on the point about the multiple. Why do we feel the Bats’ multiple is perhaps lower than its long-term potential might be? As a public company only four to five months now, we think Bats is not as fully seasoned as some others. There is a track record that has yet to develop and what we see in the performance of the business like Alan mentioned, it really demonstrates characteristics that are not dissimilar to ours. High growth rates of an innovative business, and impressive EBITDA margins that are reflective of a wide moat business as a result of a best-in-class technology.

So we do believe that the Bats business is deserving of a higher multiple and we think the combined company will bear that out.

Michael Carrier  - BofA Merrill Lynch - Analyst

Okay. Thank you for the answers.

Operator

Kyle Voigt, KBW.

Kyle Voigt  - Keefe, Bruyette & Woods - Analyst

Good morning. Thanks for taking my question. Maybe one for Ed and Alan. I am just trying to get a better understanding of your thoughts on CBOE’s willingness or ability to be more acquisitive in the future given that you will be a larger company, have stronger cash flow generation and now you have debt on your balance sheet for the first time. So I’m just wondering is there a shift here? And once you are comfortable with the Bats integration, should we think about CBOE maybe being more acquisitive going forward than it has been in the past? Thank you.

Ed Tilly  - CBOE Holdings Inc. - CEO

I think to win or how we would look to the future as far as M&A activity would be very much the same discipline. And whether or not it takes us six years, I might take the under — but it will be with the same discipline; what it is we think complements our growth trajectory as a combined company, what pieces in the industry from our customers’ perspective they will be better served if we were to undertake additional M&A activity.

So it will be exactly the same position and the same words that we have used all along and that is looking for a company that shares our culture of innovation, the ability to bring tradable products to the marketplace and to answer our customers’ needs. So that will not change.

Now in the short-term, that may show up in additional bolt-on transactions. We do know that there are pieces just to continue fueling this incredible volatility in index complex that may require us in the smaller M&A more in the bolt-on size in the short term. So we will take the exact same approach that we had leading up to and finding our partner, Bats.

Alan Dean  - CBOE Holdings Inc. - CFO

I will add, Kyle, that one of the reasons why we never carried any debt up until this point was to leave us with the flexibility to execute on a large M&A transaction like this and I think that flexibility really served us well.

So to echo what Ed said, looking forward our thinking about M&A opportunities, in the future is the same as it was in the past.

Operator

Katie Kolchin, Rosenblatt Securities.

Katie Kolchin  - Rosenblatt Securities - Analyst

Good morning, everyone. Quick question on getting regulatory approval. So when NASDAQ went and got ISE earlier this year prior to the acquisition the top three players in the space were around 62% of total market share. After that acquisition, it went up to 77. So we are looking at a much different environment that you could be tackling when you go in for antitrust approval. And just to look at that further after this acquisition, you would have the top three players being around 89%. Do you guys think it is going to be difficult to get approval given these numbers or do you think the age-old argument that the different exchanges do different pricing, serve different customers is still going to work? Thank you.

Ed Tilly  - CBOE Holdings Inc. - CEO

I think you just answered that perfectly. The exchanges and the same comments we made when NASDAQ bought ISE, we recognized as do our regulators that the competition occurs on a medallion level, not on a holdings company level. So I think I pointed out the complementary nature of our options exchange businesses. They compete today. They are going to compete tomorrow. There are different customers who favor the maker-taker leading position that Bats has and those that favor the traditional model and that is where CBOE finds itself.

But make no mistake, we do compete by medallion and we will continue to do so going forward. That is the way our regulators view it, that is the way we view this going into approval and expect that we will be closing the first half of 2017 with those approvals.

Katie Kolchin  - Rosenblatt Securities - Analyst

Okay, thank you.

Operator

Ken Worthington, JPMorgan.

Ken Worthington  - JPMorgan - Analyst

Good morning. Chris, a question for you. It seems like the case for the two companies is compelling. But if you achieved your goals, Bats looks like it could have been in a position to be the acquirer rather than the current situation where you were the target.

Maybe why did you feel like the deal needed to take place today? Maybe with why the urgency with Bats as the seller rather than waiting two or three years when you and Bats could have delivered on your targets, seen earnings in the multiple expand and leaving you in a position to be the buyer?

Chris Concannon  - Bats Global Markets Inc. - CEO

Great question, Ken. Really when you look at the combination, what excites me about it is it is now and that we can actually start producing shareholder value now. So the notion of waiting until Bats gets bigger and becomes the buyer, I have never thought of that and I don’t think of things like that where you have to be on top in a transaction that creates so much shareholder value that can start getting executed today.

So when I think about it, it is all about the combined shareholders and delivering that shareholder value. This transaction is all about cost synergies. There obviously are some topline synergies that we have talked about but when you look at this transaction and value it and evaluate it on its merits the power of this transaction is the synergies that can be delivered through this combined organization. I like to get those started early, not later and the opportunity presented itself and we took advantage of it.

Ken Worthington  -JPMorgan - Analyst

Okay, great. Thank you very much.

Operator

Rob Rutschow, CLSA.

Rob Rutschow  - CLSA - Analyst

Hi, good morning. I wanted to ask a question about expenses and organic expense growth for the combined company. If I look at a five-year timeframe for getting the expense synergies, that is a little bit longer than usual. And if you have a $500 million combined expense base if I put a 2% or 3% growth rate on that, I get to about $65 million in additional expenses over that five years.

So should we look for an absolute reduction in expenses and how do you think about the combined — the organic growth rate for the two companies prior to the merger and how that is impacted by the merger going forward?

Alan Dean  - CBOE Holdings Inc. - CFO

Sure, Rob. This is Alan. We both look at expense growth in the same way, both very tight with the money that we spend. We both realized that to maximize shareholder value we have to control expenses. We both do that these same way. And as they matter of fact, our targets going forward were at the 2% to 3% range both of us going forward and I would expect that. The cost synergies that we identified are net of that growth rate and it is looking at expenses going forward.

And the five-year, $65 million number is a little bit out there, I agree. But the three-year $50 million number is really compelling and we put that five-year number out there because it shows that this is a process that will continue to give benefits to shareholders of both companies for many years to come.

Chris Concannon  - Bats Global Markets Inc. - CEO

Alan, if I could add, having been through these transactions in the past, it is still early days. As we walk through the process of integration, we will find and discover new opportunities whether it is topline or bottom line, you always find new opportunities as you go walk through and it is a three-year walk but we will surely find new opportunities for cost synergies along the way.

Rob Rutschow  - CLSA - Analyst

Thanks for taking my question.

Operator

Patrick O’Shaughnessy, Raymond James.

Patrick O’Shaughnessy  - Raymond James & Associates - Analyst

Good morning. So at the cost of financing, cost of debt being so low, I guess I’m a little bit surprised you are using as much stock in this transaction relative to the debt/cash component. Can you maybe talk about why you structured it the way you did? Why you were maybe not comfortable using a little bit more debt to finance the deal?

Ed Tilly  - CBOE Holdings Inc. - CEO

Maybe it is the conservative nature of CBOE that we have always have, we have always talked about. That is still there, that won’t change. Our leverage ratio we took it to the point that we felt comfortable and didn’t want to go past that. That was a significant factor in determining how much cash we used in this transaction.

Patrick O’Shaughnessy  - Raymond James & Associates - Analyst

Thank you.

Operator

Christian Bolu, Credit Suisse.

Christian Bolu  -Credit Suisse - Analyst

Good morning, guys. So just trying to understand how the CBOE team looks at the financial merits of the M&A versus other capital allocation opportunities. So you mentioned the deal has attractive return on invested capital. My question is what return on capital is that and then what kind of cost of capital are you assuming for CBOE?

Alan Dean  - CBOE Holdings Inc. - CFO

The cost of capital, our internal cost of capital is about 8% and we believe that the return from this transaction significantly exceeds that. I think when you do the analysis you will see how accretive this is to adjusted EPS and we are generating shareholder value was our goal and through synergies and this combination, we accomplish that.

Christian Bolu  - Credit Suisse - Analyst

Okay. Thank you.

Operator

Surinder Thind, Jefferies.

Surinder Thind  - Jefferies LLC - Analyst

Good morning, guys. Apologies, I may have missed this earlier but any color around the path that cost synergies will take in the sense that would you be looking at 20% after year one, 60 after year two or something like that?

Ed Tilly  - CBOE Holdings Inc. - CEO

As Chris mentioned, we will just start the integration process and so what I would use in my model is a pro rata allocation of those cost synergies. And as we wind through the process and can refine that number, we will give clarity on it in the future but for right now I would just divide the $50 million number by 3 and as time progresses we will give clarity.

Operator

Rich Repetto, Sandler O’Neill.

Rich Repetto  - Sandler O’Neil & Partners - Analyst

So my follow-up question is I am assuming that the S&P licensing agreement isn’t impacted but how do you look at the deal — it is significant accretion? On how do you balance that or did you look at the balancing versus the potential multiple contraction if there was an acquisition premium built in to your stock, Ed.

Ed Tilly  - CBOE Holdings Inc. - CEO

So first on the S&P, you are right, the S&P relationship continues and what was the second part of the question?

Rich Repetto  - Sandler O’Neil & Partners - Analyst

The accretion versus multiple?

Ed Tilly  - CBOE Holdings Inc. - CEO

We had to look at all factors in evaluating this deal. Every part of the transaction was a factor and analyzed including what we thought the multiple would do two relative to the accretion on EPS. So that certainly that was a factor.

Chris Concannon  - Bats Global Markets Inc. - CEO

Rich, obviously you have seen other transactions in the space and you have seen similar scenarios where you have a potential for multiple compression but when you look at the synergies and the synergy delivery, many times that shareholder value will overcome any even if it is slight multiple compression.

So as we evaluated the deal, obviously taking CBOE stock at that high multiple, that was our number one focus on evaluating how this transaction would take place. Really looking at the synergies to drive shareholder value and EBITDA back in is what really overcomes any even slight multiple compression.

Ed Tilly  - CBOE Holdings Inc. - CEO

And I think, Rich, the second part I think you hinted at was whether or not there was premium in our stock as a result of a potential target. We don’t operate the business like that, we never have. We operate the business for growth and tomorrow and our path and our terms and so we don’t consider whether or not we were targeted or not or if that was reflected in the multiples? It is just not how we run the business.

Rich Repetto  - Sandler O’Neil & Partners - Analyst

Understood. Thanks, guys.

Operator

This concludes today’s conference call for the analysts. We ask that the media please stay on the line for their Q&A and we ask that you please stand by.

Alright, everybody.  We are beginning the Q&A session for the media team at this time.  As a reminder, if you’d like to ask a question, please press star then one.  And we ask that you please limit yourself to one question.  And you may re-enter the question to ask another question.  Okay.  Everybody, today’s first question will be from Doug Ashburn John Lothian News.  Please go ahead.

Doug Ashburn - John Lothian News

Congratulations, everyone, again.  This is a great move.  I love it.  So I wanted to talk a little bit about technology.  CBOE, you’ve been in the middle of a multi-year tech upgrade over the last few years.  And I’m wondering what this does to the timeline.  I think the most recent one you announced that you were going to be putting out Vector as your new trade engine.  What does that do to your timeline for technology?

Ed Tilly  - CBOE Holdings Inc. - CEO

In the meantime, just to be clear, we are proceeding with the Vector development until closing.  So we will be operating in a readiness into close.  From there, as we pointed out, the idea is to move to this proven high speed, low cost technology that that’s who’s been operating in a very innovative and disruptive fashion to the marketplace.  We can’t wait for that.  That’s exciting.  That will be multi-year currently planned.  And we will keep you all up to date on how this rollout schedule unfolds.  But we do see the opportunity to move the CFER futures exchange on the Bats technology with great impact for our end-users and then of course our options exchange is making sure that the functionality that our customers are used to is available on the Bats technology.  So it will be over the course of a few years, but our focus is to first and foremost a smooth transition onto that technology and really focused on the functionality and the offerings that we currently have, but looking for that futures exchange is the first move.

Operator

Thank you.  And today’s next question comes from Annie Massa of Bloomberg News.  Please go ahead.

Annie Massa - Bloomberg News

Hi, guys.  My question today, I wanted to ask about ETFs.  You mentioned that there might be some opportunity there.  What kinds of products might you offer or what kinds of opportunities do you see on the ETFs?  Thanks.

Chris Concannon  - Bats Global Markets Inc. - CEO

Thanks, Annie.  Great question because you know I love ETFs.  We at Bats are listed ETFs.  We’ve had great success.  We just crossed over.  We now have over 100 ETFs listed on our market, so we’re very excited.  I think the combination just gives more power to the growth and not only our listing of ETFs but our trading of ETFs.  The scale that we will achieve as a combined company allows us to be that much more aggressive in the ETF space.  More importantly, if you pay close attention, the growth of options on ETFs is just off the charts as ETFs are growing as a part of our equity market.  They’re also growing as a part of the options market.  So this combination where we have a wonderful position in ETFs from a trading perspective, a listing perspective, and an options perspective gives us a strategic advantage in the entire ETF space.

John Deters  - CBOE Holdings Inc - Chief Strategy Officer

I’ll add as well, Ed mentioning in talking about the revenue opportunities the potential to marry together some of CBOE’s index provider partnerships with Bats’ tremendous ETP listing venues and trading venues.  And we think the broader story there is that the combined company is really placing itself in the middle of an ETP ecosystem.  And so our ability to tap into the ETP issuers and to demonstrate our case as being the best venue for listing ETPs globally, I think we can make that case very clearly.

Carol Kennedy  - CBOE Holdings Inc - Chief Communications Officer

This is Carol Kennedy.  I just wanted to jump in that that was John Deters, who’s our chief strategy officer who followed up on Chris Concannon initial reaction to that.  And I’m going to ask the team here to identify themselves for the folks on this call.

John Deters  - CBOE Holdings Inc - Chief Strategy Officer

I have my nametag in front of me.  I don’t know why that didn’t work.

Chris Concannon  - Bats Global Markets Inc. - CEO

Next question.

Operator

Absolutely.  And today’s next question comes from Tim Cave of Dow Jones.  Please go ahead.

Tim Cave  - Dow Jones

Morning, everyone.  Could you give some color as to how the conversation between the two of you started and what prompted it?  Who approached who?  Had either party received a bid as a kind of precursor to that?  And I guess the expense of which CBOE wanted to have a bigger presence in Europe as well, whether that sort of drove the conversations at all.

Ed Tilly  - CBOE Holdings Inc. - CEO

You’re right.  So we looked at the opportunities as we have in the growth prospects for CBOE.  Of course we’ve always been focused on our organic growth led by the volatility complex, our relationship with key index providers, S&P, Russell, MSEI, Footsie.  And with that profile we looked into the marketplace and how do we add to that terrific organic growth story.  The opportunity with Bats came right around their IPO.  And noticed what an incredible business and how they were executing as a disruptor primarily around their ability to bring to the marketplace a low cost extremely robust system, and how the overlay with their mix of asset class from our perspective a diversified asset class, U.S. equities, European equities, FX, already in our option space.  And that combination looked just terrific.  From how the conversations went, I will tell you from the onset the cultural fit was obvious.  We both looked at the marketplace in the same way, that is from an innovator’s perspective.  So our cultures were aligned that way.  Bats as a disruptor on price using their incredible technology, and CBOE in the product development and partnerships from a multiple index providers really look like a great fit for the entire process and the conversation.  This is Ed Tilly.  Sorry, Carol.  I didn’t follow your first rule.  Chris, to chime in.

Chris Concannon  - Bats Global Markets Inc. - CEO

Sure.  This is Chris Concannon speaking.  That’s really one of the—I think you had a question on Europe, so I’ll answer that.  The opportunity in Europe is significant.  And I think that’s the one opportunity that I think most people watching this transaction will under appreciate.  The product that CBOE brings into this relationship and the distribution channel that we have existing in Europe, we will have not only options, opportunity, but the VIX future opportunity to distribute throughout Europe.  So the combination did focus on the European opportunity.  We spent a lot of time thinking about that opportunity and what we can do in Europe.  So there’s—Europe is a critical part of this transaction.

Operator

Ladies and gentlemen, as a reminder, if you would like to ask a question, please press start then one at this time.  Our next question comes from Nicola Tavendale of Profit & Loss.  Please go ahead.

Nicola Tavendale - Profit & Loss

Good morning, everyone.  I was wondering if you could explain how this bullet is expected to impact the hotspot FX business in particular and whether you’re expecting to have any counterbids for that business.

Chris Concannon  - Bats Global Markets Inc. - CEO

So the hotspots business is not materially impacted on its current business, the FX spot business.  But as you may know, we have a very aggressive rollout of derivatives onto that platform.  Our Ford product is being rolled out in this quarter and then we plan on rolling out—we had a recent javelin acquisition, which brings us up onto the holding company and allows us to rollout NDFs as well.  So we have a very aggressive rollout of product for the hotspot transaction.  I would say it is a unique opportunity for us to combine an FX platform, which is a global platform, that will include FX swaps, Fords, NDFs, and obviously its current spot position with a futures exchange.  The opportunity that we have with the futures exchange in the combination with our FX business is a wonderful opportunity when we put those two platforms together.

Ed Tilly  - CBOE Holdings Inc. - CEO

I think the opportunity then with the data coming in from the derivatives in FX in particular really gives our product development research team a great deal of opportunity looking in to the volatility space, which of course as you know is very key to CBOE and what we do very, very well in looking at those volatility contracts or indexes going forward.

Nicola Tavendale - Profit & Loss

That’s lovely.  Thank you.

Operator

And our next question today comes from Lynne Marek of Crain’s Chicago Business.  Please go ahead.

Lynne Marek - Crain’s Chicago Business

Good morning.  I’m sorry, I was a little late to the call, so forgive me if you’ve tackled this already, but it sounds like you’re going to close the trading force in Chicago.  Can you just talk to me about the timing of that?  And also about any cost or job cut in Chicago?

Ed Tilly  - CBOE Holdings Inc. - CEO

Okay.  You probably did miss it then because we certainly didn’t say that we’re going to close the trading force.  And actually no plan as a result of this deal to close the trading force.  And to understand the way that our system currently works, we leave the flexibility on how to access the CUE markets up to our end-users.  We find that if our end-users have utility on our trading floor and a value add that a brokerage community that’s engaged with a liquidity provider pool that is second to none here at the CBOE that we are in support then of that value that our customers see in interacting with their representatives into a deep liquid pool that’s found in the floor of the CBOE.  So it is business as usual for our trading floor, so there is no time as a result of this deal or any other that we would be looking to close the trading floor.  Lynne, what was your second question?

Lynne Marek - Crain’s Chicago Business

Yeah.  With respect to job cuts or cost cuts in Chicago, clearly it sounds like there’s quite a few synergies you’re trying to squeeze out of this.  So can you talk to me about how Chicago operations would be affected?

Ed Tilly  - CBOE Holdings Inc. - CEO

Sure.  Well that is, we pointed out, will be a multi-year process on integration.  And of course this deal does point out synergies.  I think important for Chicago is that this company will be headquartered in Chicago.  That is very important to us.  We will be relying on the team that Bats has in Kansas City for development and the migration onto the Bats platform.  So over the next few years we will be looking at the opportunities to bring jobs to Chicago as we integrate these two companies and grow the business together I think at a much faster rate than we would have grown independently.  So stay tuned to the opportunities that we see in front of us on adding jobs to Chicago, but know that we are headquartered here.

Lynne Marek - Crain’s Chicago Business

Thanks.

Ed Tilly  - CBOE Holdings Inc. - CEO

You’re welcome.

Operator

Ladies and gentlemen, as a final reminder, if you would like to ask a question, please press star then one at this time.  Our next question comes from Sam of Dow Jones.  Please go ahead.

Sam– Dow Jones

Hi.  Yeah.  I’m just wondering on the IPO if what got you talking, I think Chris made some comments about CBOE being petrified of what we’re about to do in their space.  And I just want to know if that’s what got things going.  Second question, on the regulation.  Can you kind of put forward the cases as to why your confident regulators maybe won’t ask you to take remedies or what’s the underlying reasoning behind your confidence there.  And just thirdly on the Europe point, could you tell me the strategy for Europe?  Where do you see Europe?  Can you talk kind of broadly about the European market then and the opportunity there as well versus competitors?  Thanks.

Ed Tilly  - CBOE Holdings Inc. - CEO

Let me take the easy one.  I never thought I’d start with the easy one being regulation.  So regulatory the way we view this and the way the market has viewed this and will continue I would imagine is that the exchanges don’t compete at a holding company level.  So rather in the options space, the only space that we actually have some crossover on asset class is U.S. listed equity options.  So our index complex really not affected.  We don’t compete in that space today.  But from a multi-list option perspective we compete per medallion.  That is, CBOE has two medallions that compete in the marketplace and we are most successful in a traditional model.  That is, customer priority, customers trade for free, and liquidity providers pay to interact with that customer flow.  Traditional models, the way CBOE is built, and it is where we succeed the greatest.  Bats, we compete today and Bats is very, very successful competitor in the nontraditional model.  That is make or take your pricing and price time allocation methodology.  So from that perspective, we will continue to compete a pre-closing and post-closing.  That is our customers will find utility in any of the market models and pricing schemes on the marketplace.  And so even in the holding company perspective those platforms or medallions will be competing with one another.  That will not stop at the close of this transaction.  So from a competitive or regulatory perspective that’s the position that we are taking and information ourselves of what to expect through that process.  As for that other reference you made, I’ll turn that over to Chris.  I think, the petrified Chris.

Alan Dean  - CBOE Holdings Inc. - CFO

For the record, I don’t think it was us that was petrified.

Chris Concannon  - Bats Global Markets Inc. - CEO

This is Chris Concannon speaking.  The reference that you made is a classic reference of just how competitive and how aggressive we are.  I listed a number of my competitors around the planet on a very exciting day for Bats when we were launching our IPO.  And we’re going to be no less competitive going forward as we were that day.  I’d probably use different terms for every exchange, so if every exchange that I annoyed that day called me up I had a busy dial-in.  So we’re excited about what we have ahead of us.  We’re excited to be disruptive in a new way.  And we’re very excited about the product complements that sit across these two exchange operators.

John Deters  - CBOE Holdings Inc - Chief Strategy Officer

This is John Deters.  On the Europe point, and maybe Chris, you might have more to say on this as well, we look at—we’ve had an eye towards Europe for quite some time now.  We’ve been 24/5 on our futures exchange and we initiated in the securities world extended trading hours on the main CBOE exchange with SMP500 index options and VIX index options that begin trading with the beginning of

London trading.  And we’ve seen tremendous uptake in those products from Europe.  There’s a real hunger and an interest from Europe in options, volatility, and complex derivative products.  We think having a distribution platform like that as part of the portfolio of markets in the combined company just presents all kinds of opportunities to penetrate that customer base.

Operator

Ladies and gentlemen, this concludes today’s question-and-answer session.  I’d like to turn the conference back over to management for any final remarks they may have.

Debbie Koopman  - CBOE Holdings Inc. - VP of IR

That concludes our remarks today.  Thank you very much for joining us.

Operator

And thank you all for your time.  Today’s conference has now concluded, and we thank you all for attending today’s presentation.  You may now disconnect your lines and have a wonderful day.

Cautionary Statements Regarding Forward-Looking Information

This presentation contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, expected pro forma revenue, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing or integration efforts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products;

economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction. Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR Bats ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.